

September 24, 2013

Via E-mail
Lonnie Schnell
Chief Executive Officer
Talon International, Inc.
21900 Burbank Blvd., Ste. 270
Woodland Hills, CA 91367

> **Re: Talon International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 6, 2013**
> **File No. 001-13669**

Dear Mr. Schnell:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your Board of Directors will be given discretion to set the exchange ratio for your reverse split and that even a 1-for-10 reverse split ratio would result in 90% reduction in the number of shares outstanding after the reverse split. We also note your disclosure on page 9 that you do not expect the reverse split to have an effect on your status as a public company or registration under the Exchange Act. Please tell us how you determined that the reverse split does not have a reasonable likelihood of producing, either directly or indirectly, any of the going-private effects listed in Exchange Act Rule 13e-3(a)(3)(ii). Please revise your proxy statement to disclose the number of record holders before and after completion and provide us with a supplemental an analysis as to why Rule 13e-3 concerns are not present. We may have further comment.

2.   We note your disclosure on page 6 that if the proposal to increase the number of the Company's authorized shares of common stock to 300,000,000 is approved by the stockholders and effectuated by the Board of Directors, then the number of authorized shares of common stock will be reduced by the ratio of the reverse stock split. We also note your disclosure on page 5 that the Board retains discretion regarding if and when to effectuate the increase in your authorized shares. Please revise to provide disclosure, where appropriate, describing the effect on your total authorized shares if the Board waits to implement the authorized share increase until after the reverse split is conducted.

3.   We note the types of awards available under your 2008 compensation plan, as described on page 15, are options to purchase shares of your common stock or stock purchase rights. Given that the plan contains options or rights, please revise to provide the information required by Item 10(b)(2) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: John McIlvery
         Stubbs Alderton & Markiles, LLP